UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Juniper Networks, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34501	77-0422528
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1133 Innovation Way, Sunnyvale, California	94089
(Address of principal executive offices)	(Zip Code)

Brian M. Martin (408) 745-2000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

With respect to the reporting period from January 1, 2018 to December 31, 2018, Juniper Networks, Inc. (the “Company”) has determined that (i) tin, tantalum, tungsten, and gold, collectively known as the 3TGs, are necessary to the functionality or production of products that the Company has manufactured or contracted to manufacture, and (ii) based upon a reasonable country of origin inquiry, the Company has reason to believe that a portion of its necessary 3TGs originated or may have originated in the Democratic Republic of the Congo or an adjoining country (as defined in Section 1, Item l.0l(d)(l) of Form SD) and has reason to believe that those minerals may not be from recycled or scrap sources.

Conflict Minerals Disclosure

In accordance with Rule 13p-l promulgated under the Securities Exchange Act of 1934, as amended, and this Specialized Disclosure Report on Form SD (this “Form”), the Company has filed a Conflict Minerals Report, which is attached as Exhibit 1.01. A copy of this Form and the Conflict Minerals Report are publicly available at https://www.juniper.net/us/en/company/corporate-responsibility/.

Item 1.02	Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2—Exhibits

Item 2.01	Exhibits

Exhibit No.	Description

Exhibit 1.01	Conflict Minerals Report for the calendar year ended December 31, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Juniper Networks, Inc. (Registrant)

By:	/s/ Brian M. Martin	Date: May 30, 2019
Name:	Brian M. Martin
Title:	Senior Vice President, General Counsel and Secretary